Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

ANNUAL RESULTS ANNOUNCEMENT FOR

THE YEAR ENDED DECEMBER 31, 2022

The board (the “Board”) of directors (the “Directors”) of Bilibili Inc. (the “Company”) is pleased to announce the unaudited annual consolidated results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the year ended December 31, 2022 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2021. These annual results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2022

•	Total net revenues were RMB21.9 billion in 2022, compared with RMB19.4 billion in the prior year.

•	Net loss was RMB7.5 billion in 2022, compared with RMB6.8 billion in the prior year.

•	Adjusted net loss was RMB6.7 billion in 2022, compared with RMB5.5 billion in the prior year.

•	Average daily active users (“DAUs”) reached 86.5 million in 2022, compared with 66.8 million in the prior year.

•	Average monthly active users (“MAUs”) reached 314.5 million in 2022, compared with 249.8 million in the prior year.

•	Average monthly paying users (“MPUs”) reached 27.8 million in 2022, compared with 22.4 million in the prior year.

FINANCIAL HIGHLIGHTS

	For the Year Ended December 31,
	2021	2022	Change (%)
	RMB	RMB
	(in thousands, except for percentages)
Net revenues	19,383,684	21,899,167	13.0%
Gross profit	4,043,147	3,849,295	(4.8%)
Loss before income tax	(6,713,450)	(7,403,508)	10.3%
Net loss	(6,808,739)	(7,507,653)	10.3%
Net loss attributable to the Bilibili Inc.’s shareholders	(6,789,228)	(7,497,013)	10.4%
Non-GAAP Financial Measures:
Adjusted net loss	(5,497,573)	(6,702,373)	21.9%
Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(5,478,062)	(6,691,733)	22.2%

	As of December 31,
	2021	2022	Change (%)
	RMB	RMB
	(in thousands, except for percentages)
Total current assets	36,446,856	24,452,888	(32.9%)
Total non-current assets	15,606,295	17,377,682	11.4%
Total assets	52,053,151	41,830,570	(19.6%)
Total liabilities	30,337,085	26,590,983	(12.3%)
Total shareholders’ equity	21,716,066	15,239,587	(29.8%)
Total liabilities and shareholders’ equity	52,053,151	41,830,570	(19.6%)

Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss attributable to the Bilibili Inc.’s shareholders, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
	(in thousands)
Net loss	(6,808,739)	(7,507,653)
Add:
Share-based compensation expenses	999,817	1,040,683
Amortization expense related to intangible assets acquired through business acquisitions	113,405	192,637
Income tax related to intangible assets acquired through business acquisitions	(6,056)	(29,259)
Loss on fair value change in investments in publicly traded companies	204,000	52,665

(Gain) on repurchase of convertible senior notes	—	(1,318,594)

Expenses related to organizational optimization	—	341,386

Termination expenses of certain game projects	—	525,762

Adjusted net loss	(5,497,573)	(6,702,373)

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
	(in thousands)
Net loss attributable to the Bilibili Inc.’s shareholders	(6,789,228)	(7,497,013)
Add:
Share-based compensation expenses	999,817	1,040,683
Amortization expense related to intangible assets acquired through business acquisitions	113,405	192,637
Income tax related to intangible assets acquired through business acquisitions	(6,056)	(29,259)
Loss on fair value change in investments in publicly traded companies	204,000	52,665

(Gain) on repurchase of convertible senior notes	—	(1,318,594)

Expenses related to organizational optimization	—	341,386

Termination expenses of certain game projects	—	525,762

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(5,478,062)	(6,691,733)

BUSINESS REVIEW AND OUTLOOK

Business review for the Reporting Period

Despite a challenging macro environment, we ended 2022 with solid DAU growth, improved gross margin, and narrowed losses in the fourth quarter. During the year, we proactively adjusted our strategies and reprioritized our goals to better align ourselves with the new industry paradigm. Specifically, we shifted our focus to DAU growth and reaching profitability. At the same time, we firmly believe the video-based market in China has great growth potential as videolization trends continue to permeate people’s everyday lives. As a premier video platform with broad content and community appeal, we expect to see continued benefits from this momentum, and we are committed to carrying out our strategy to expand our content, solidify our community, and improve our commercialization efficiency.

Our growing video community is the foundation of our business and the key to our long-term success. In 2022, our MAUs increased by 25.9% year-over-year, reaching a sizeable base of 314.5 million. With this solid baseline, we have shifted our user growth strategy to cultivating higher quality and more profitable users, focusing on the growth of our DAUs. DAU is not only a better measure of the quality and sustainability of our community, but also reflects the powerful influence of our platform and is directly linked to our commercial prospects. In 2022, we had 86.5 million DAUs, representing an increase of 29.6% as compared to 2021. The average daily time spent per active user on our mobile apps reached 94 minutes in 2022, driving total user time spent on our platform increased by 46.7% year-over-year.

In order to achieve profitability, we initiated multiple measures to improve our commercialization efficiency in 2022. Our total net revenues for 2022 were RMB21.9 billion, compared with RMB19.4 billion in 2021, increased by 13.0% year-over-year. Our gross margin improved to 20.3% in the fourth quarter of 2022, compared with 19.0% in the same period last year. We continued to take measures to control our expenses and improve our organizational efficiency. Specifically, we cut our sales and marketing expenses by 26.5% year-over-year in the second half of 2022. Meanwhile, we have also streamlined our personnel and trimmed our non-core and under-performing business. In the second half of 2022, our net loss narrowed by 32.8% year-over-year.

Content

Our content ecosystem is our most valuable asset. In 2022, we continued to build our platform for users to discover new interests, gain recognition and foster connections. Bilibili’s new content verticals emerge organically, reflecting evolving user interests, such as automotive, home decoration, interior design and careers, as our young users grow and enter new stages of their lives. We have also expanded our content scenarios to fit users’ diverse viewing preferences. Besides professional user generated videos (“PUGVs”), live broadcasting and Smart TV, Story Mode, our short-form vertical video product, caters to our users’ viewing needs in their limited free time. In 2022, Story Mode’s average daily views increased by over 300% year-over-year. Meanwhile, views of our PUGV content increased by nearly 50.0% year-over-year, together fuelling growth in our total daily video views, which rose to 3.4 billion in 2022, an increase of 75.9% year-over-year.

We continue to foster a welcoming platform for an increasing number of content creators to showcase their talent. In 2022, our platform hosted 3.7 million monthly average active content creators, 45.2% more than the prior year. Our content submissions grew even higher, reaching 14.7 million videos on a monthly basis, increased by 58.8% year-over-year in 2022. To further unlock our content creators’ creativity and the platform’s commercial value, we further integrated our commercial channels within our content ecosystem in 2022. This helped to create more monetization opportunities for our content creators.

Community

Our inclusive community environment and rich interactive tools are creating tight bonds between our users and our platform. The average daily time that our users spent on our platform continued to grow in 2022, reaching 94 minutes per user. This drove our users’ total time spent increased by 46.7% year-over-year. Along with spending more time with us, our users are also becoming more connected with each other. In 2022, average monthly interactions increased by 55.0% year-over- year to 13.2 billion. Growth in our official member numbers was also strong in 2022, reaching 194.8 million by the end of 2022, raised by 34.1% compared with the prior year. We continue to maintain a healthy 12-month retention rate for our official members, which remained exceeding 80.0% in 2022.

Commercialization

In 2022, our commercialization strategy focused more on improving efficiency, expanding gross margin and narrowing our losses. We further integrated our commercialization efforts such as live broadcasting and advertising across our ecosystem and centralized our resources to core business. We are committed to achieving our financial goals while we continue to foster a welcoming and inclusive community for our users.

Value-added Services (VAS)

Our revenues from VAS were RMB8.7 billion, representing an increase of 25.7% from 2021. In 2022, we further integrated live broadcasting within our PUGV ecosystem. This has helped to motivate more users and creators to tap into our live broadcasting universe with a strong growth of our live broadcasting revenues compared with the prior year. Meanwhile, further optimization of our revenue-sharing ratio improved our live broadcasting gross margin through 2022.

In addition to the efforts above, we continued to enrich our occupationally generated videos (“OGVs”) library and convert more premium memberships. New content launched in 2022, including multiple Chinese anime titles, supported our growth in premium memberships. By the end of 2022, our premium memberships reached 21.4 million, increased by 6.2% year-over-year.

Advertising

Our typical users are the Generation Z+ population, many of whom have higher educational backgrounds and increasing disposable income. This group of users are a golden cohort that advertisers pursue very strongly. Our rapidly growing community and increasing brand awareness make Bilibili a must-have platform for advertisers wishing to gain more exposure to this highly coveted group.

Our advertising revenues were RMB5.1 billion, representing an increase of 12.0% from 2021. In 2022, we further opened-up our ecosystem to embrace more advertising opportunities across different ways for our users to watch videos on our platform. Along with improved sales conversion modules, the new advertising scenario we introduced in Story Mode has proven to be a success in performance-based advertising and carries higher returns on investment. In addition, as our users mature and enter new stages of life, their new consumption needs, such as automotive and home appliances, also attract more advertisers. Moving further into 2023, we will continue to invest in and improve our advertising infrastructure and further integrate our advertising capabilities within our content ecosystems.

Mobile Games Services

We have a large population of online game enthusiasts in our community. In 2022, games were the second most popular category among our PUGVs and the top category within our live broadcasting content. Our rich history of game development and operation gives us a unique understanding of our game users. We can leverage this knowledge, especially in the anime, comic and game (“ACG”) genre, as we continue to exclusively license, jointly operate, and internally develop high-quality games catering to our users’ needs.

Our revenues from mobile games were RMB5.0 billion, compared with RMB5.1 billion in 2021. Reaffirming our strategy of “Develop In-house, Distribute Globally,” our self-developed games started to bear fruit in 2022. Revenues generated from our self-developed games contributed 5.0% of our total game revenues in 2022. Moreover, we continued to leverage our competence in the ACG sector with like-minded ACG game lovers in overseas markets, including South Korea, Japan, and other countries.

Our advantage in game licensing and operation is our strong capability in long lifecycle operation. In 2022, we celebrated the sixth anniversary of Fate/Grand Order and the fifth anniversary of Azur Lane.

Voluntary Conversion to Primary Listing on the Hong Kong Stock Exchange

The Company’s voluntary conversion of its secondary listing status to primary listing on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) became effective on October 3, 2022. The Company is now a dual-primary listed company on The Main Board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

Recent developments after the Reporting Period

In January 2023, we completed the offering of 15,344,000 American depositary shares (“ADSs”) at US$26.65 per ADS. Shortly after the completion of this ADS offering, we completed the exchange of an aggregate principal amount of US$384.8 million of our outstanding December 2026 Notes (the “Exchange Notes”) purchased by Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) and its applicable affiliate(s), as duly engaged and authorized by us, from the holders of such Exchange Notes in privately negotiated transactions for our issuance of ADSs. The aggregate purchase price of the Exchange Notes in the amount of US$331.2 million was funded by the net proceeds from this ADS offering. We plan to use the remaining net proceeds (after deducting selling commissions) of this ADS offering in the amount of US$68.8 million to replenish our cash reserve after our repurchases of certain convertible senior notes in the fourth quarter of 2022 and for other working capital purposes.

The Company’s Class Z ordinary shares traded on the Hong Kong Stock Exchange have been included in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect programs, both effective March 13, 2023. Following its inclusion, eligible investors in the Chinese Mainland will have direct access to the trading of Bilibili’s Class Z ordinary shares.

Business outlook

Through our proactive adaptation and continuous efforts in 2022, we have transitioned into a more focused and lean company. In 2023, as new industry dynamics call for more efficient operations, we will continue on this path, placing profitability first, expediting our progress in commercialization and tightening our spending. We will continue to focus on our user quality to home-in on DAU growth and improve our DAU to MAU ratio. As we continue to strengthen our execution of these measures, we expect to improve our gross margin and narrow our losses in 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,
	2021	2022
	(in thousands)
Net Revenues:
Mobile games	5,090,926	5,021,290
Value-added services (VAS)	6,934,886	8,715,170
Advertising	4,523,421	5,066,212
E-commerce and others	2,834,451	3,096,495

Total net revenues	19,383,684	21,899,167

Cost of revenues	(15,340,537)	(18,049,872)
Gross profit	4,043,147	3,849,295

Operating expenses:
Sales and marketing expenses	(5,794,853)	(4,920,745)
General and administrative expenses	(1,837,506)	(2,521,134)
Research and development expenses	(2,839,862)	(4,765,360)

Total operating expenses	(10,472,221)	(12,207,239)

Loss from operations	(6,429,074)	(8,357,944)
Other (expense)/income:
Investment loss, net (including impairments)	(194,183)	(532,485)
Interest income	70,367	281,051
Interest expense	(155,467)	(250,923)
Exchange losses	(15,504)	(19,745)
Debt extinguishment gain	—	1,318,594
Others, net	10,411	157,944

Total other (expense)/income, net	(284,376)	954,436

Loss before income tax	(6,713,450)	(7,403,508)
Income tax	(95,289)	(104,145)

Net loss	(6,808,739)	(7,507,653)
Net loss attributable to noncontrolling interests	19,511	10,640

Net loss attributable to the Bilibili Inc.’s shareholders	(6,789,228)	(7,497,013)

Net revenues

Total net revenues were RMB21.9 billion, representing an increase of 13.0% from RMB19.4 billion in 2021.

Mobile games

Revenues from mobile games were RMB5.0 billion, representing a decrease of 1.4% from RMB5.1 billion in 2021.

Value-added services (VAS)

Revenues from VAS were RMB8.7 billion, representing an increase of 25.7% from RMB6.9 billion in 2021, mainly attributable to the Company’s enhanced monetization efforts, led by an increased number of paying users for the Company’s value-added services including live broadcasting services, premium membership program and other value-added services.

Advertising

Revenues from advertising were RMB5.1 billion, representing an increase of 12.0% from RMB4.5 billion in 2021. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as Bilibili’s improved advertising efficiency.

E-commerce and others

Revenues from e-commerce and others were RMB3.1 billion, representing an increase of 9.2% from RMB2.8 billion in 2021, mainly attributable to increased revenue from e-sports copyright sub- licensing.

Cost of revenues

Cost of revenues was RMB18.0 billion, representing an increase of 17.7% from RMB15.3 billion in 2021. The increase was mainly due to higher revenue-sharing costs and content costs. Revenue- sharing costs, a key component of cost of revenues, was RMB9.1 billion, representing an increase of 17.9% from RMB7.7 billion in 2021.

Gross profit

Gross profit was RMB3.8 billion, compared with RMB4.0 billion in 2021.

Operating expenses

Total operating expenses were RMB12.2 billion, representing an increase of 16.6% from RMB10.5 billion in 2021.

Sales and marketing expenses

Sales and marketing expenses were RMB4.9 billion, representing a 15.1% decrease from RMB5.8 billion in 2021. The decrease was primarily attributable to reduced promotional spending in 2022.

General and administrative expenses

General and administrative expenses were RMB2.5 billion, representing a 37.2% increase from RMB1.8 billion in 2021. The increase was primarily due to severance cost of RMB341.4 million related to organization optimization in 2022.

Research and development expenses

Research and development expenses were RMB4.8 billion, representing a 67.8% increase from RMB2.8 billion in 2021. The increase was primarily due to expenses of RMB525.8 million associated with the termination of certain game projects and increased depreciation expenses of servers and equipment.

Loss from operations

Loss from operations was RMB8.4 billion, compared with RMB6.4 billion in 2021.

Income tax

Income tax expense was RMB104.1 million, compared with RMB95.3 million in 2021.

Net loss

Net loss was RMB7.5 billion, compared with RMB6.8 billion in 2021.

Liquidity

Our cash and cash equivalents, restricted cash, time deposits and short-term investments decreased by 35.2% from RMB30.2 billion as of December 31, 2021 to RMB19.6 billion as of December 31, 2022. The decrease was primarily due to repurchase of convertible senior notes and ADSs for a total cash consideration of US$671.5 million (RMB4.5 billion) and net cash of RMB3.9 billion used in operating activities in 2022.

Significant Investments

The Group did not make or hold any significant investments during the year ended December 31, 2022.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the year ended December 31, 2022.

Foreign Exchange Exposure

A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Contingent liabilities

The Company had no material contingent liabilities as at December 31, 2022.

Employees and Remuneration

As at December 31, 2022, the Company had a total of 11,092 employees. The following table sets forth the total number of employees by function:

Function	As at December 31, 2022
Products and technology	4,614
Content audit	3,874
Operations	2,035
Management, sales, finance and administration	569

Total	11,092

As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

CORPORATE GOVERNANCE

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

The Company’s voluntary conversion of its secondary listing status to primary listing on the Main Board of the Stock Exchange became effective on October 3, 2022, since which the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) has been applicable to the Company.

During the period from October 3, 2022 until December 31, 2022, we have complied with all of the applicable code provisions of the provisions of the Corporate Governance Code, save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this code provision because Mr. Rui Chen performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Chen has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole.

Code provision F.1.1 of the Corporate Governance provides that an issuer should have a policy on payment of dividends and should disclose it in the annual report. The Company deviates from this code provision because the Company does not have a dividend policy. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after our initial public offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

BOARD COMMITTEES

The Board has established three committees, namely the Audit Committee, the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), for overseeing particular aspects of the Company’s affairs. Each of these committees is established with defined written charter. The charters of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee consists of Eric He, JP Gan and Feng Li. Eric He is the chairman of the Audit Committee. The Audit Committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

•	the selection, evaluation and oversight of the auditors;

•	the oversight of annual audit and quarterly reviews;

•	the oversight of financial reporting process and internal controls;

•	reviewing and approving all proposed related party transactions; and

•	monitoring compliance with our code of business conduct and ethics.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2022 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to shareholders for the year ended December 31, 2022 is still in progress. The figures in respect of the Company’s unaudited consolidated balance sheets, unaudited consolidated statements of operations and comprehensive loss, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2022 as set out in the preliminary announcement have been agreed by the Company’s auditor, PricewaterhouseCoopers, to the amounts set out in the Company’s draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee consists of JP Gan, Eric He and Feng Li. JP Gan is the chairman of the Compensation Committee. The Compensation Committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Directors and executive officers. The Compensation Committee is responsible for, among other things:

•	determining the policy for the remuneration of executive Directors, assessing performance of executive directors and approving the terms of executive Directors’ service contracts;

•

making recommendations to the Board on the Company’s policy and structure for all Directors’ and senior management of the Company remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

•

reviewing at least annually the goals and objectives of the Company’s general compensation plans and other employee benefit plans, including incentive compensation and equity-based plans, and amend, or recommend that the Board amend, these goals and objectives if the Compensation Committee deems it appropriate; and

•

reviewing at least annually the Company’s general compensation plans and other employee benefit plans, including incentive-compensation and equity-based plans, in light of the goals and objectives of these plans, and recommend that the Board amend these plans if the Compensation Committee deems it appropriate.

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The Nominating and Corporate Governance Committee consists of JP Gan, Eric He and Feng Li. JP Gan is the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee assists the Board in selecting individuals qualified to become Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

•

identifying, recruiting and, if appropriate, interviewing suitably qualified candidates to fill positions on the Board, including persons suggested by the shareholders of the Company or others, or make recommendations to the Board on the selection of candidates nominated for directorships;

•

reviewing at least annually with the Board the structure, size and composition (including the skills, knowledge and experience) of the Board as a whole and recommending on any proposed changes to the Board, if necessary, and measures to be taken to complement the Company’s corporate strategy and so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq Stock Market and the Listing Rules;

•

after consultation with the Chairman of the Board and chief executive officer and after taking into account the experiences and expertise of individual Directors, to make recommendations to the Board regarding the size and composition of each standing committee of the Board, including the identification of individuals qualified to serve as members of a committee, including the Nominating and Corporate Governance Committee, and to recommend individual directors to fill any vacancy that might occur on a committee, including the Nominating and Corporate Governance Committee;

•

developing and reviewing periodically, and at least annually, the corporate governance principles adopted by the Board to assure that they are appropriate for the Company and comply with the requirements of the Nasdaq Stock Market and the Listing Rules, and to recommend any desirable changes to the Board; and

•

overseeing the evaluation of the Board as a whole and shall evaluate and report to the Board on the performance and effectiveness of the Board and establishing procedures to allow it to exercise this oversight function.

OTHER INFORMATION

Purchase, sale or redemption of the Company’s listed securities

The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of December 31, 2022.

Dividend

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2022.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	2021	2022
	RMB	RMB
Net revenues	19,383,684	21,899,167

Cost of revenues	(15,340,537)	(18,049,872)

Gross profit	4,043,147	3,849,295
Operating expenses:
Sales and marketing expenses	(5,794,853)	(4,920,745)
General and administrative expenses	(1,837,506)	(2,521,134)
Research and development expenses	(2,839,862)	(4,765,360)

Total operating expenses	(10,472,221)	(12,207,239)

Loss from operations	(6,429,074)	(8,357,944)
Other (expense)/income:
Investment loss, net (including impairments)	(194,183)	(532,485)
Interest income	70,367	281,051
Interest expense	(155,467)	(250,923)
Exchange losses	(15,504)	(19,745)
Debt extinguishment gain	—	1,318,594
Others, net	10,411	157,944

Total other (expense)/income, net	(284,376)	954,436

Loss before income tax	(6,713,450)	(7,403,508)
Income tax	(95,289)	(104,145)

Net loss	(6,808,739)	(7,507,653)
Net loss attributable to noncontrolling interests	19,511	10,640

Net loss attributable to the Bilibili Inc.’s shareholders	(6,789,228)	(7,497,013)

Net loss	(6,808,739)	(7,507,653)

Other comprehensive (loss)/income:
Foreign currency translation adjustments	(420,991)	337,972
Total other comprehensive (loss)/income	(420,991)	337,972

Total comprehensive loss	(7,229,730)	(7,169,681)

Comprehensive loss attributable to noncontrolling interests	19,511	10,640

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(7,210,219)	(7,159,041)

Net loss per share, basic	(17.87)	(18.99)
Net loss per share, diluted	(17.87)	(18.99)
Net loss per ADS, basic	(17.87)	(18.99)
Net loss per ADS, diluted	(17.87)	(18.99)
Weighted average number of ordinary shares, basic	379,898,121	394,863,584
Weighted average number of ordinary shares, diluted	379,898,121	394,863,584
Weighted average number of ADS, basic	379,898,121	394,863,584
Weighted average number of ADS, diluted	379,898,121	394,863,584

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2021	December 31, 2022
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	7,523,108	10,172,584
Time deposits	7,632,334	4,767,972
Restricted cash	—	14,803
Accounts receivable, net	1,382,328	1,328,584
Amount due from related parties	2,041,316	1,594,920
Prepayments and other current assets	2,807,048	1,950,573
Short-term investments	15,060,722	4,623,452

Total current assets	36,446,856	24,452,888

Non current assets:
Property and equipment, net	1,350,256	1,227,163
Production cost, net	1,083,772	1,929,622
Intangible assets, net	3,835,600	4,326,790
Deferred tax assets	36,355	43,591
Goodwill	2,338,303	2,725,130
Long-term investments, net	5,502,524	5,651,018
Other long-term assets	1,459,485	1,474,368

Total non-current assets	15,606,295	17,377,682

Total assets	52,053,151	41,830,570

Liabilities
Current liabilities:
Accounts payable	4,360,906	4,291,656
Salary and welfare payable	995,451	1,401,526
Taxes payable	203,770	316,244
Short-term loan and current portion of long-term debt	1,232,106	6,621,386
Deferred revenue	2,645,389	2,819,323
Accrued liabilities and other payables	2,416,955	1,534,962
Amount due to related parties	216,434	108,307

Total current liabilities	12,071,011	17,093,404

Non-current liabilities:
Long-term debt	17,784,092	8,683,150
Other long-term liabilities	481,982	814,429

Total non-current liabilities	18,266,074	9,497,579

Total liabilities	30,337,085	26,590,983

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	December 31, 2021	December 31, 2022
	RMB	RMB
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2021; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2022)	52	52
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 309,656,738 shares issued, 306,889,473 shares outstanding as of December 31, 2021; 9,800,000,000 shares authorized, 316,202,303 shares issued, 310,864,471 shares outstanding as of December 31, 2022)	199	201
Additional paid-in capital	35,929,961	36,623,161
Statutory reserves	24,621	36,173
Accumulated other comprehensive (loss)/income	(279,862)	58,110
Accumulated deficit	(13,971,304)	(21,479,869)

Total Bilibili Inc.’s shareholders’ equity	21,703,667	15,237,828

Noncontrolling interests	12,399	1,759

Total shareholders’ equity	21,716,066	15,239,587

Total liabilities and shareholders’ equity	52,053,151	41,830,570

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	2021	2022
	RMB	RMB
Net cash used in operating activities	(2,647,008)	(3,911,370)

Net cash (used in)/provided by investing activities	(24,578,111)	10,609,218

Net cash provided by/(used in) financing activities	30,389,152	(4,354,919)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(319,034)	321,350
Net increase in cash, cash equivalents and restricted cash	2,844,999	2,664,279
Cash, cash equivalents and restricted cash at beginning of the year	4,678,109	7,523,108

Cash, cash equivalents and restricted cash at end of the year	7,523,108	10,187,387

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations

Bilibili Inc. (the “Company”) is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).

In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion).

On October 3, 2022, the Company’s voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

2.	Significant Accounting Policies

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Accounts receivable, net

An aging analysis of the accounts receivable as of December 31, 2021 and 2022, based on the recognition date before provisions, is as follows:

	For the Year Ended December 31,
	2021	2022
	RMB in thousands
Within 3 months	1,096,308	897,411
Between 3 months and 6 months	293,351	248,274
Between 6 months and 1 year	103,966	223,878
More than 1 year	112,842	180,895
Less: Provisions	(224,139)	(221,874)

Total	1,382,328	1,328,584

4.	Accounts payable

An aging analysis of the accounts payable as of December 31, 2021 and 2022, based on the recognition date, after credit period, is as follows:

	For the Year Ended December 31,
	2021	2022
	RMB in thousands
Within 3 months	3,227,152	2,977,735
Between 3 months and 6 months	597,032	623,799
Between 6 months and 1 year	402,775	392,474
More than 1 year	133,947	297,648

Total	4,360,906	4,291,656

The accounts payable is non-interest-bearing.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Revenue recognition

The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Year Ended December 31,
	2021	2022
	RMB in thousands
Mobile games	5,090,926	5,021,290
Value-added services (VAS)	6,934,886	8,715,170
Advertising	4,523,421	5,066,212
E-commerce and others	2,834,451	3,096,495

Total net revenues	19,383,684	21,899,167

6.	Taxation

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2021 and 2022:

	For the Year Ended December 31,
	2021	2022
	RMB in thousands
Current income tax expenses	102,715	122,451
Withholding income tax expenses	14,066	18,189
Deferred tax benefits	(21,492)	(36,495)

Total	95,289	104,145

(a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

British Virgin Islands (“BVI”)

Subsidiaries in the BVI are exempted from income tax on their foreign-derived income in the BVI. There are no withholding taxes in the BVI.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Taxation (Continued)

Hong Kong

Hong Kong profits tax has been provided for at the rate of 16.5% on the estimated assessable profits for the years ended December 31, 2021 and 2022.

China

The Enterprise Income Tax (“EIT Law”), which became effective on January 1, 2008, applies a uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic companies. Preferential tax treatments will be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises”, “Encouraged Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”).

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Certain subsidiaries were qualified as HNTEs or Encouraged Enterprises and enjoyed a preferential income tax rate at 15% for the corresponding years from the year they are qualified, respectively, provided that they continue to qualify as HNTEs or Encouraged Enterprises during such periods.

(b)	Sales tax

The Group’s majority of subsidiaries and VIEs incorporated in China are subject to value added tax (“VAT”) for services rendered at a rate of 6% and for goods sold mainly at a rate of 13% depending on their categories in different periods. All entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law. In addition, the Group’s advertising revenues are also subject to culture business construction fee at a rate of 3%, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024.

(c)	Withholding income tax on dividends

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Net Loss per Share

For the years ended December 31, 2021 and 2022, the Company had potential ordinary shares, including share options and restricted share units (“RSUs”) granted, and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the years ended December 31, 2021 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.

For the year ended December 31, 2021, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 13,249,083 shares, nil, 18,706,486 shares,19,641,274 shares and 17,027,040 shares, respectively.

For the year ended December 31, 2022, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 2,069,570 shares, nil, 17,347,721 shares, 19,382,489 shares and 14,466,365 shares, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Net Loss per Share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2021 and 2022:

	For the Year Ended December 31,
	2021	2022
	RMB in thousands, except for share and per share data
Numerator:
Net loss	(6,808,739)	(7,507,653)
Net loss attributable to noncontrolling interests	19,511	10,640

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(6,789,228)	(7,497,013)

Denominator:
Weighted average number of ordinary shares outstanding, basic	379,898,121	394,863,584
Weighted average number of ordinary shares outstanding, diluted	379,898,121	394,863,584
Net loss per share, basic	(17.87)	(18.99)
Net loss per share, diluted	(17.87)	(18.99)

8.	DIVIDEND

The Board did not recommend the distribution of any dividend for the year ended December 31, 2021 and 2022.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.bilibili.com/). The annual report for the year ended December 31, 2022 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, March 30, 2023

As at the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as Directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent Directors.